Mail Stop 3561

November 30, 2006

Mr. Martin J. Lyons
Vice President and Controller
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

  Re: **Ameren Corporation, File No. 1-14756**
    Union Electric Company, File No. 1-2967
    Central Illinois Public Service Company, File No. 1-3672
    Ameren Energy Generating Company, File No. 333-56594
    CILCORP, Inc., File No. 2-95569
    Central Illinois Light Company, File No. 1-2732
    Illinois Power Company, File No. 1-3004
    Form 10-K for Fiscal Year Ended December 31, 2005
    Filed March 7, 2006
    Forms 10-Q for Fiscal Quarters Ended
    March 31, 2006, June 30, 2006 and September 30, 2006

Dear Mr. Lyons:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Depreciation and Amortization, page 44

1. Please explain why the net sum of the UE, CIPS, Genco and CILCORP/CILCO depreciation fluctuations from 2004 to 2005 does not approximate Ameren's increased depreciation and amortization for 2005 less the additional 9 months depreciation at IP. We presume each of the aforementioned subsidiaries is consolidated into Ameren. If our presumption is incorrect, please explain. Provide a similar analysis with respect to the relationship between Ameren's capital expenditures and the capital expenditures of the aforementioned subsidiaries, as indicated on page 49.

Critical Accounting Policies, page 63

2. With respect to your critical accounting policies, to the extent practicable, please consider providing sensitivity analyses that express the potential change in your financial statements that would result from hypothetical changes to assumptions and estimates.

Ameren Corporation Consolidated Balance Sheet, page 75

3. Please disclose goodwill separately from intangible assets on the balance sheet. Refer to the requirements of paragraphs 42 and 43 of SFAS 142.

Ameren Corporation Consolidated Statement of Income, page 74

4. Please explain why the $10 million impairment on Ameren's investment in a leveraged lease was reported in the line item "Other operations and maintenance." In this regard, please tell us how income and expenses from investments are generally classified in your income statement.

Illinois Power Company Consolidated Statement of Cash Flows, page 100

5. With reference to the applicable accounting literature, please tell us how you concluded it was appropriate to classify prepaid interest related to a note

receivable in financing activities rather than operating activities. In doing so, please tell us in greater detail the nature of the note receivable.

Combined Notes to Financial Statements, page 102

6. Please provide all disclosures required by paragraphs 44-47 of SFAS 142.

Note 2 – Acquisitions, page 110

7. We note the IP transaction included a fixed-price capacity power supply agreement. Please clarify whether the power supply agreement terms were at market. Additionally, if any value was ascribed to the supply agreement, it should be disclosed.

8. We note you elected to treat the acquisition of IP stock as an asset acquisition for federal tax purposes. We further note the amount of goodwill for financial purposes was $326 million, *net of future tax benefits.* Please supplementally show us, in summary form similar to your disclosure, how you allocated the purchase price of IP to the underlying assets for tax purposes. If any goodwill was recognized for tax purposes, advise whether it is deductible for tax purposes. If no goodwill was recorded for tax purposes, please advise your basis for the disparate allocations to amortizable assets for tax versus book purposes given both are required to be made at fair value. We may have further comment.

Note 3 – Rate and Regulatory Matters, page 111

CT Facilities Purchases, page 112

9. Please explain to us in detail the original structure of the NRG Audrain acquisition transaction with Audrain County. Ensure you explain how the transaction was structured (sale/leaseback, capital/operating), the related incentives (abatement of property taxes and/or tax exempt financing cost) and how the subsequent purchase and sale agreement, which resulted in UE obtaining the benefits of the facility, resulted in UE's *ownership* of a taxable industrial development revenue bond. As part of the incentives requested above, explain what if any benefit to NRG resulted from a *taxable* bond issuance.

Missouri – Electric, page 113

10. We note the August 2002 stipulation and agreement included the phase-in of $110 million of electric rate reductions, $50 million of which was retroactively effective as of April 1, 2002. Please help us understand the significance of the

term "retroactively effective." In this regard, please advise whether this term has any connection to *retroactive rate making*.

Illinois – Electric, page 115

11. We note that Illinois electric rates are frozen through 2007, with a possible rate freeze extension for several additional years. In light of this fact, the recent political support for an extension of the rate freeze period and the history of declining/flat rates in Illinois, please describe your consideration of the continued applicability of SFAS 71 in Illinois. In doing so, please specifically address how you believe your current regulated rates are *currently* designed to recover your specific costs of providing service as discussed in paragraph 5(b) of SFAS 71. Tell us the test period and the date of your last rate case for each utility operating in the State of Illinois. Indicate how the last rate case has been updated for major cost changes in the cost structure of the related utility. We may have further comment.

Note 6 – Long-Term Debt and Equity Financings, page 124

Ameren, page 127

12. Please disclose the effect of the $191 million adjustment to total IP debt on results of operations for the next five years. Refer to Instruction 2 to Rule 11-02 of Regulation S-X for analogous guidance.

Note 11 – Retirement Benefits, page 136

13. With respect to your postretirement benefits, we note that you include the estimated increase in future compensation as an actuarial assumption. Please explain to us how postretirement benefits are contingent on future salaries.

Note 15 – Commitments and Contingencies, page 150

Leases, page 151

14. Please revise your presentation of capital lease future minimum lease payments to include separate deductions from the total for the amount representing executory costs, including any profit thereon, and for the amount of the imputed interest necessary to reduce the net minimum lease payments to present value. See paragraph 16(a)(ii) of SFAS 13.

Item 9A. Controls and Procedures, page 163

(a) Evaluation of Disclosure Controls and Procedures, page 163

15. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "timely alerting them to any material information relating to such registrant that is required in such registrant's reports filed or submitted to the SEC under the Exchange Act, and are effective in ensuring that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had this statement been included in this filing and Forms 10-Q for fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

(c) Change in Internal Controls, page 163

16. We note your disclosure that there have been no changes in your internal control over financial reporting during the most recent fiscal quarter "except that in the fourth quarter of 2005, [you] completed the implementation of a new fixed-asset application system." In future filings, please avoid using qualifying language such as "except that…" and instead state clearly whether there have or have not been any changes in your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibits 31 and 32

17. In future filings, please provide separate Section 302 and Section 906 certifications for each registrant.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

Ameren Corporation Consolidated Statement of Cash Flows, page 10

18. We note you reclassified emission allowance purchases and sales from operating activities to investing activities in your statement of cash flows to make prior

periods conform to the change in classification in 2006. However, it appears you always classified your emission allowances as intangible assets on the balance sheet. In this regard, please tell us why you did not previously classify emission allowance purchases and sales as investing activities in your statement of cash flows. We believe this would be consistent with paragraph 16(c) and 17(c) of SFAS 95 based on your balance sheet classification of the related asset. Lastly, please explain to us why you did not treat the reclassification from operating activities to investing activities as a correction of an error via amendment to Form 10-K.

Form 8-K Filed August 3, 2006

19. We note your presentation of 2006 non-GAAP earnings guidance. In accordance with Regulation G, please reconcile this non-GAAP measure to the most comparable measure calculated in accordance with GAAP.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

       Sincerely,

       Jim Allegretto
       Senior Assistant Chief Accountant